Exhibit 99.2

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total launches the development of Incahuasi in Bolivia

Paris, 25th September 2013 - Total announces today the final investment decision for a first development phase of the Incahuasi gas and condensate field in Bolivia, following the successful drilling results of the ICS-2 exploration well.

Located on the Ipati Block 250 kilometers South West of Santa Cruz in the Andean foothills, the development, operated by Total, will involve 3 wells (one on the Aquio block and two on the Ipati block), a gas treatment plant with a capacity of 6.5 Mm3/d and associated export pipelines. First Gas, is expected in 2016, of which a large portion will be exported.

The ICS-2 well, drilled to a depth of 5,636 m, is the second successful exploration well on the Ipati Block. The results of two recent tests on this well proved a hydrocarbon column of around 1,100 meters in the Devonian Huamampampa fractured sandstones reservoir.

“The very positive results of the last well drilled on the Incahuasi field enabled us to launch a first development phase to help meet growing gas demand in the region,” said Ladislas Paszkiewicz, Total E&P Senior Vice President for the Americas. “We shall actively continue our exploration efforts in Bolivia to enable additional developments.”

Total plans several more exploration and appraisal wells on the Ipati and Aquio blocks to prove the significant additional potential of the Incahuasi field. Total also plans to commence exploration activities on the neighboring Azero block following the recent signature of an agreement with national energy company YPFB and Gazprom.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total Exploration and Production in Bolivia

Present in Bolivia since 1996, TEPBo operates the Aquio and Ipati blocks with a 60% participating interest, in association with Tecpetrol de Bolivia (20%) and Gazprom (20%, pending final administrative approvals).

TEPBo also owns a 15% participating interest in the San Alberto and San Antonio blocks which supply natural gas mainly to Brazil, as well as a 41% participating interest in the Itaú field, put on stream in 2011 to supply gas to Argentina.

***

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com